                                                                    EXHIBIT 99.8

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws. Accordingly, the securities may not be offered or sold in the United States or to U.S. persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Private Placement and Plan of Distribution".

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES IN CANADA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe Mines Ltd. at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                              Short Form Prospectus

New Issue

                                                                    June 2, 2003

                               IVANHOE MINES LTD.

                                 CDN$69,650,000

                   19,900,000 COMMON SHARES TO BE ISSUED UPON
                   THE EXERCISE OF 19,900,000 SPECIAL WARRANTS

This short form prospectus qualifies for distribution 19,900,000 common shares ("Common Shares") of Ivanhoe Mines Ltd. ("Ivanhoe" or the "Corporation") to be issued upon the exercise of 19,900,000 special warrants (the "Special Warrants") of Ivanhoe (the "Offering"). The Special Warrants were issued on April 8, 2003 pursuant to subscription agreements (the "Subscription Agreements") between Ivanhoe and two institutional investors (the "Purchasers") at a price of Cdn$3.50 per Special Warrant. The price of the Special Warrants was determined by negotiation between Ivanhoe and the Purchasers. Ivanhoe sold the Special Warrants directly to the Purchasers without use of an agent or underwriter pursuant to registration and prospectus exemptions under applicable securities legislation. See "Private Placement and Plan of Distribution".

NO UNDERWRITER HAS BEEN INVOLVED IN THE PREPARATION OF, OR HAS REVIEWED THE CONTENTS OF, THIS SHORT FORM PROSPECTUS.

Subject to adjustment, each Special Warrant entitles the holder thereof to acquire one Common Share, at no additional cost, at any time until 5:00 p.m. (Vancouver time) on the fifth business day after the earlier of (the "Expiry Time"): (i) the date on which a final receipt for this prospectus has been issued by the British Columbia Securities Commission (the "Qualification Date"); and (ii) the four month anniversary of the date of issuance of the Special Warrants. Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

Ivanhoe will pay no fees or commissions in connection with the issuance of Common Shares distributed pursuant to this prospectus. Ivanhoe paid a fee equal to 2% of gross proceeds of the Offering, amounting to approximately Cdn$1,400,000, to each of CIBC World Markets Plc. ("CIBC") and HSBC Bank Plc. ("HSBC") of London, England in connection with the sale of the Special Warrants. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe. See "Private Placement and Plan of Distribution".

Each Purchaser has represented and warranted in its Subscription Agreement that it is acquiring the Special Warrants and the underlying Common Shares to be held for investment only and not with a view to immediate resale or distribution. Ivanhoe has no reason to believe that any of the Purchasers have any different investment intent in respect of the Special Warrants and their underlying Common Shares than that represented in the Subscription Agreements.

The Common Shares are traded on the Toronto Stock Exchange ("TSX") and the Australian Stock Exchange under the symbol "IVN". The price of the Common Shares as reported by the TSX at the close of business on May 30, 2003 was Cdn$3.15 per Common Share.

In this short form prospectus, all references to "Cdn$" refer to Canadian dollars and all references to "US$" refer to United States dollars.

                                TABLE OF CONTENTS

                                                             PAGE
                                                             ----
DOCUMENTS INCORPORATED BY REFERENCE...............             3

NAME AND INCORPORATION............................             4

SUMMARY DESCRIPTION OF THE BUSINESS...............             6

CONSOLIDATED CAPITALIZATION.......................             6

DESCRIPTION OF SHARE CAPITAL......................             6

PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION........             7

USE OF PROCEEDS...................................             8

OTHER MATERIAL FACTS..............................             9

RISK FACTORS......................................            10

AUDITORS, TRANSFER AGENT AND REGISTRAR............            10

LEGAL MATTERS.....................................            10

PURCHASERS' STATUTORY RIGHTS......................            10

CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION.......            10

CERTIFICATE OF IVANHOE MINES LTD..................            11

                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents of Ivanhoe, filed with the various securities commissions or similar authorities in all of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

1        Renewal Annual Information Form dated May 20, 2003 (the "AIF");

2. Comparative consolidated financial statements of Ivanhoe for the years ended December 31, 2002 and 2001, together with the notes thereto and the auditors' report thereon and including the management's discussion and analysis of financial condition and results of operations for such periods;

3. Comparative unaudited consolidated interim financial statements of Ivanhoe for the three month periods ended March 31, 2003 and 2002, together with management's discussion and analysis of financial condition and results of operations for such periods;

4. Management Information Circular dated April 15, 2003 prepared in connection with Ivanhoe's annual meeting of shareholders to be held on June 12, 2003 (excluding the report on executive compensation, the performance graph and the statement of corporate governance practices); and

5. Material Change Report dated February 26, 2003 respecting an updated independent resource estimate for Ivanhoe's Oyu Tolgoi mineral exploration project in Mongolia.

Any documents of the type referred to in the preceding paragraph, interim financial statements and any material change reports (excluding confidential reports) filed by Ivanhoe with the securities commission or similar authority in the province of British Columbia subsequent to the date of this short form prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference in this short form prospectus.

ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED FOR PURPOSES OF THIS SHORT FORM PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS SHORT FORM PROSPECTUS.

INFORMATION HAS BEEN INCORPORATED BY REFERENCE IN THIS SHORT FORM PROSPECTUS FROM DOCUMENTS FILED WITH THE SECURITIES COMMISSION OF THE PROVINCE OF BRITISH COLUMBIA. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Ivanhoe, Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1 (telephone (604) 688-5755).

                             NAME AND INCORPORATION

Ivanhoe was incorporated under the Company Act (British Columbia) on January 25, 1994 under the name 463212 B.C. Ltd. In February 1994, Ivanhoe changed its name to Indochina Goldfields Ltd. In March 1994, Ivanhoe increased its authorized capital from 10,000 common shares without par value to 100,000,000 common shares without par value and created 100,000,000 preferred shares without par value. In February 1995, Ivanhoe was continued under the Business Corporations Act (Yukon). In July 1997, Ivanhoe increased its authorized capital to an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. In June 1999, Ivanhoe changed its name to Ivanhoe Mines Ltd.

Ivanhoe's North American headquarters are located at Suite 654, 999 Canada Place, Vancouver, B.C. V6C 3E1. Ivanhoe's Asian headquarters are located at 37th Floor #2, Millenia Tower, 1 Temasek Avenue, Singapore 039192. The Corporation's registered office is located at Suite 300, 204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

SUBSIDIARIES AND MANAGEMENT STRUCTURE

The corporate structure of Ivanhoe, its material subsidiaries, the percentage ownership in subsidiaries which are not wholly-owned by Ivanhoe and the jurisdiction of incorporation of such corporations as at December 31, 2002 and at the date of this short form prospectus are set out in the following chart.

                    [IVANHOE MINES LTD. (YUKON) FLOW CHART]

Note:          All subsidiaries are wholly-owned unless otherwise indicated.
               "BVI" means British Virgin Islands.

                       SUMMARY DESCRIPTION OF THE BUSINESS

Ivanhoe is an international mineral exploration and development company. Ivanhoe holds interests in mineral resource properties in Mongolia, Myanmar, Australia, South Korea, China, Kazakhstan and Vietnam. For the purposes of Form 44-101F1 under National Instrument 44-101 Short Form Prospectus Distributions ("NI 44-101"), the Oyu Tolgoi gold and copper exploration project in Mongolia (the "Oyu Tolgoi Project"), the Monywa copper project in Myanmar (the "Monywa Copper Project") and the Savage River iron ore mine in Tasmania, Australia (the "Savage River Project") have been identified as the mineral resource properties material to Ivanhoe. Ivanhoe's interests in Kazakhstan, Mongolia (other than the Oyu Tolgoi Project), South Korea, China, Myanmar (other than the Monywa Copper Project) and Vietnam are not considered material for the purposes of Form 44-101F1 under NI 44-101. For a description of these properties see "Item 3. General Development of the Business" and "Item 4. Narrative Description of Business" on pages 10 through 52 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus.

                           CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of Ivanhoe as of the dates indicated and reflects material changes in Ivanhoe's capitalization since December 31, 2002. The following table should be read in conjunction with Ivanhoe's comparative consolidated financial statements for the years ended December 31, 2002 and December 31, 2001 and the notes that accompany them.

                                                     As at                As at
                                                December 31, 2002      May 15, 2003
                                                -----------------    -----------------
                                                            (in US$000's)
                                                                        (unaudited)
Loans Payable to Related Parties                $           5,088    $           5,088

Long-term Debt (including current portion)                 29,300               26,245

Shareholders' Equity                                            -                    -

Share Capital
        Common Shares                                     522,199              561,758
        Special Warrants                                   26,516               48,513
Additional Paid-in Capital                                  1,508                1,251
Contributed Surplus (arising from stock-based               3,520                3,272
compensation)
Accumulated Deficit                                      (364,751)            (379,362)(1)
                                                -----------------    -----------------

Total Consolidated Capitalization               $         223,380    $         266,765
                                                =================    =================

(1)  Accumulated Deficit as at May 15, 2003 is an estimate.

                          DESCRIPTION OF SHARE CAPITAL

The authorized share capital of Ivanhoe consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value ("Preferred Shares"). As of the date of this prospectus, there are 226,785,041 Common Shares and no Preferred Shares issued and outstanding. Rights and restrictions in respect of the Common Shares and the Preferred Shares are set out in Ivanhoe's articles of continuance, Ivanhoe's by-laws and in the Yukon Business Corporations Act, and its regulations.

The holders of Common Shares are entitled to one vote per Common Share, on a show of hands and on the taking of a ballot, at all meetings of shareholders. The holders of Common Shares may appoint a proxy in accordance with Ivanhoe's by-laws. The holders of Common Shares are entitled to receive dividends as and when declared by the directors, and to receive a pro rata share of the remaining property and assets of the Corporation in the event of liquidation, dissolution or winding up of the Corporation. The Common Shares have no pre-emptive, redemption, purchase or conversion rights. Neither the Yukon Business Corporations Act nor the constating documents of the Corporation impose restrictions on the transfer of Common Shares on the register of the Corporation, provided that the Corporation receives the certificate representing the Common Shares to be transferred together with a duly endorsed instrument of transfer and payment of any fees and taxes which may be prescribed by the Board of Directors from time to time. There are no sinking fund provisions in relation to the Common Shares and they are not liable to further calls or to assessment by the Corporation. The Yukon Business Corporations Act provides that the rights and provisions attached to any class of shares may not be modified, amended or varied unless consented to by special resolution passed by a majority of not less than two-thirds of the votes cast in person or by proxy by holders of shares of that class.

The Preferred Shares as a class rank senior to the Common Shares as to the payment of dividends and the distribution of property and assets on the liquidation, dissolution or winding-up of the Corporation. Holders of Preferred Shares are not entitled to any voting rights as a class except as may be provided under the Yukon Business Corporations Act and except that the directors of the Corporation are empowered to attach to any series of voting rights relating to the election of directors on a default in payment of dividends.

The Preferred Shares are issuable in one or more series, each consisting of such number of Preferred Shares as may be fixed by the Corporation's directors. The Corporation's directors may from time to time, by resolution passed before the issue of any Preferred Shares of any particular series, alter the constating documents of the Corporation to determine the designation of the Preferred Shares of that series and to fix the number of Preferred Shares therein and alter the constating documents to create, define and attach special rights and restrictions to the shares of that series, including, without limitation, the following: (i) the nature, rate or amount of dividends and the dates, places and currencies of payment thereof; (ii) the consideration for, and the terms and conditions of, any purchase of the Preferred Shares for cancellation or redemption; (iii) conversion or exchange rights; (iv) the terms and conditions of any share purchase plan or sinking fund; (v) voting rights and restrictions; and (vi) restrictions on transfer.

Registered holders of both the Preferred Shares and Common Shares are entitled, at their option, to a certificate representing their shares of the Corporation.

                   PRIVATE PLACEMENT AND PLAN OF DISTRIBUTION

The Special Warrants were issued pursuant to the Offering at a price of Cdn$3.50 per Special Warrant. The Offering closed on April 8, 2003. The price of the Special Warrants was determined by negotiation between Ivanhoe and the Purchasers. Ivanhoe sold the Special Warrants directly to the Purchasers pursuant to registration and prospectus exemptions under applicable securities legislation. No fees or commissions will be payable by Ivanhoe in connection with the issuance of the Common Shares on the exercise of the Special Warrants. Ivanhoe paid a fee to each of HSBC and CIBC of approximately Cdn$1,400,000 in connection with the issuance of the Special Warrants. The fee was equal to 2% of gross proceeds of the Offering. The expenses of the Offering, including the cost of preparation of this prospectus, will be borne by Ivanhoe.

Each Special Warrant allows the holder to acquire, without any additional payment, one Common Share.

The Special Warrants may be exchanged or exercised at any time after their issuance, subject to the terms and conditions of the special warrant indenture dated April 8, 2003 (the "Special Warrant Indenture") between Ivanhoe and CIBC Mellon Trust Company. According to the Special Warrant Indenture, subject to adjustment, each Special Warrant entitles the holder thereof to acquire one Common Share, at no additional cost, at any time until the Expiry Time. Any Special Warrants not exercised prior to the Expiry Time will be deemed to have been exercised immediately prior to the Expiry Time without any further action on the part of the holder.

The Corporation has covenanted to use its best efforts to obtain, prior to June 6, 2003, a receipt for a final prospectus to qualify the distribution of the Common Shares in British Columbia upon the exercise of the Special Warrants.

Each Purchaser has represented and warranted in its Subscription Agreement that it is acquiring the Special Warrants and the underlying Common Shares to be held for investment only and not with a view to immediate resale or distribution. Ivanhoe has no reason to believe that any of the Purchasers has any different investment intent in respect of the Special Warrants and the underlying Common Shares than that represented in the Subscription Agreements.

This prospectus is being filed in British Columbia to qualify the distribution of the Common Shares to be issued upon the exercise of the Special Warrants. Common Shares issued to holders of the Special Warrants in British Columbia prior to issuance of a receipt for the (final) prospectus may be subject to resale restrictions under applicable securities legislation.

The TSX has approved for listing the Common Shares issuable upon the exercise of the Special Warrants hereunder.

The Special Warrants and the Common Shares issuable upon exercise of the Special Warrants have not been registered under the U.S. Securities Act or any state securities laws and may not be offered or sold within in the United States to U.S. Persons (as defined in Regulation S under the U.S. Securities Act) except in transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws. Ivanhoe has no plans to register the Common Shares issuable upon the exercise of the Special Warrants under the U.S. Securities Act.

                                 USE OF PROCEEDS

Concurrent with the issue of Special Warrants pursuant to the Offering, Ivanhoe raised an additional Cdn$4,886,280 pursuant to a second private placement of special warrants (the "Second Private Placement"). See "Other Material Facts". After deducting the aggregate expenses of the Offering and the Second Private Placement of approximately Cdn$3,200,000, Ivanhoe realized aggregate net proceeds from the Offering and the Second Private Placement of approximately Cdn$71,300,000 (approximately US$48,500,000 at then prevailing currency exchange rates).

In January 2003, Ivanhoe completed an offering of special warrants (the "January Offering") that raised Cdn$60 million (approximately US$37,200,000 at then prevailing currency exchange rates). Approximately two-thirds of the proceeds from the January Offering were earmarked for expenditures on the Oyu Tolgoi Project, exploration expenditures in China and general and administrative expenses to be incurred during the first six months of 2003. The remaining US$12,300,000 was allocated to working capital in the expectation that the bulk of those funds would be used to incur Oyu Tolgoi Project expenditures during the second half of 2003. Those funds have now been used for, or are specifically allocated to, expenditures relating to engineering, a scoping study, other pre-feasibility study activities and infrastructure development in respect of the Oyu Tolgoi Project.

Ivanhoe intends to use the combined US$48,500,000 net proceeds of this Offering and the Second Private Placement for additional expenditures expected to be incurred during the second half of 2003 as follows:

(i)  engineering projects, a scoping study,
     infrastructure development, drilling,
     assaying, exploration and
     administration in respect of the Oyu
     Tolgoi Project                                        - US$25,600,000

(ii) drilling, assaying, exploration,
     administration and related activities on
     Ivanhoe's other Mongolian exploration
     properties                                            -  US$7,500,000

(iii)expenses in connection with Ivanhoe's China
     projects, including its investments and
     exploration activities in Inner Mongolia              -  US$4,250,000

(iv) general and administrative expenses                   -  US$4,000,000

(v)  working capital                                       -  US$7,150,000
                                                             -------------
                                            Total:           US$48,500,000
                                                             =============

Those net proceeds allocated to working capital will be added to the Corporation's existing financial resources (estimated to be approximately US$12,000,000 at the end of the second quarter of 2003) and used for expenditures determined to be necessary or otherwise warranted on existing projects described in the AIF other than those referred to above and for the pursuit of new mineral resource project opportunities if, as and when they arise. For example, the Corporation has agreed to make available to ABM Mining Limited a working capital credit facility of up to US$5,120,000. See "Item 4. Narrative Description of the Business - Savage River Project - Financing" of the AIF. It is currently unknown when or to what extent ABM Mining Limited will draw down this facility. Aggregate expenditures of up to approximately US$8,000,000 may be required in respect of other projects, including China, Kazakhstan and South Korea, depending on a number of contingencies concerning these projects, the outcomes of which are not yet known. Further expenditures in South Korea, for example, will be contingent in part on when or if Ivanhoe's proposed transfer of its South Korea projects proceeds. See "Item 4. Narrative Description of the Business - Other Projects - South Korea".

The proposed expenditure allocations outlined above are estimates only and have been prepared by management using assumptions which are based on management's present understanding of the circumstances and prospects of each of Ivanhoe's existing projects. These allocations do not take into account the possibility that an unforeseen positive or negative material change in the circumstances or prospects of a particular project may motivate Ivanhoe to accelerate, delay, increase or decrease certain previously planned expenditures or that the emergence of a significant new project opportunity or exploration discovery may dictate a material change in the Corporation's expenditure priorities. For example, ongoing drilling and other expenditures on exploration projects are contingent upon obtaining results which justify continued exploration of the target properties. In the absence of exploration results justifying ongoing expenditures on a particular property, Ivanhoe may re-allocate funds previously allocated for expenditure on that property to other properties now owned or acquired in the future.

The proposed expenditures are dependent on Ivanhoe raising sufficient additional funds to continue operations at comparable rates of expenditure into 2004 and beyond. In particular, if Ivanhoe is not successful in raising additional funds prior to the end of 2003, it will need to amend its budgeted expenditures to conserve its existing capital beyond December 31, 2003. If Ivanhoe does need to reallocate expenditures, it will likely elect to first reduce funding to non-core projects. Ivanhoe may also determine that it is necessary to relinquish its interest in one or more of these non-core projects and to reduce funding to its core projects.

                              OTHER MATERIAL FACTS

On June 2, 2003, Ivanhoe filed with the British Columbia Securities Commission a short form prospectus relating to an offering of 1,396,080 common shares of the Corporation issuable upon the exercise or deemed exercise of 1,396,080 previously issued special warrants sold by way of a private placement to an investment manager on behalf of certain Australian institutional investors at a price of Cdn$3.50 per special warrant.

                                  RISK FACTORS

Investment in securities of Ivanhoe involves a significant degree of risk and should be considered speculative due to the nature of Ivanhoe's business and the present stage of its development. Investors should give careful consideration to the risk factors described in "Item 4. Narrative Description of Business - Risk Factors" on pages 52 through 60 of Ivanhoe's AIF, which is incorporated by reference in this short form prospectus.

                     AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of Ivanhoe are Deloitte & Touche LLP, Chartered Accountants, Vancouver, British Columbia. The registrar and transfer agent for the Common Shares in Canada is CIBC Mellon Trust Company at its principal offices in Vancouver.

                                  LEGAL MATTERS

Certain Canadian legal matters in connection with this Offering will be passed upon by Goodmans on behalf of Ivanhoe. As at the date hereof, the partners and associates of Goodmans, as a group, beneficially own directly or indirectly less than one percent of the outstanding Common Shares.

                          PURCHASERS' STATUTORY RIGHTS

Securities legislation in British Columbia provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. The securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation. Purchasers should refer to any applicable provisions of the securities legislation of British Columbia for the particulars of these rights or consult with a legal adviser.

                   CONTRACTUAL RIGHTS OF ACTION FOR RESCISSION

In the event that a holder of a Special Warrant who acquires a Common Share upon the exercise of the Special Warrant as provided for in this prospectus, is or becomes entitled under applicable legislation to the remedy of rescission by reason of this prospectus or any amendment thereto containing a misrepresentation, the holder will be entitled to rescission not only of the holder's exercise of their Special Warrant but also of the private placement transaction pursuant to which the Special Warrant was initially acquired and shall be entitled, in connection with such rescission, to a full refund of all consideration paid on the acquisition of the Special Warrant. In the event the holder is a permitted assignee of the interest of the original Special Warrant subscriber, that permitted assignee shall be entitled to exercise the rights of rescission and refund granted hereunder as if the permitted assignee was the original subscriber. The foregoing is in addition to any other right or remedy available to a holder of a Special Warrant under section 131 of the Securities Act (British Columbia), or otherwise at law.

                        CERTIFICATE OF IVANHOE MINES LTD.

Dated: June 2, 2003

         This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities being offered by this short form prospectus as required by the securities laws of the province of British Columbia.

"Robert M. Friedland"                           "Pierre Masse"

Chief Executive Officer                         Chief Financial Officer

                       On behalf of the Board of Directors

"R. Edward Flood"                               "Kjeld Thygesen"

Director                                        Director